September 21, 2007
Mail Stop 6010
The Secretary
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Medicis Pharmaceutical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed on March 1, 2007
File No. 001-14471
Dear Mr. Rosenberg:
This letter sets forth the responses of Medicis Pharmaceutical Corporation (the “Company”) to the comments of the Staff of the Securities and Exchange Commission received by letter dated August 31, 2007 (the “Comment Letter”) with respect to the above referenced Form 10-K. For your convenience, we have duplicated in italics the comments set forth in the Comment Letter below and have provided a response to the Staff’s comment.
The Company has filed this letter via EDGAR (tagged “Correspondence”). For your convenience, we are also providing a copy via facsimile.
Form 10-K for the Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Items Deducted From Gross Revenue, page 60
1.	We acknowledge your response indicating that you are unable to match returns with sales made during a particular fiscal year. Please explain to us how you are able to determine, and how your auditors are able to agree, for any period end, that your financial statements were materially correct; that you made no accounting errors; and that you reasonably estimated the deductions from gross sales identified as critical accounting estimates if you could not identify amounts that affect current period estimates that actually relate to prior periods. We believe that you should quantify changes in estimates that you deem critical. Please provide this information in disclosure-type format or state that no material revisions were recognized. If you consider these amounts to be immaterial, explain how you came to that conclusion.

Response:
We sell our products primarily to wholesalers. These wholesalers maintain inventory of products consistent with their industry practices and perceived business needs. The wholesalers resell their inventory of products primarily to pharmacies, hospitals and physicians, which may also maintain an inventory of product. Thus, the period in which we sell the product to our wholesale customer may be different from the period of sale to the end user by the wholesaler. Product returns, which are common in our industry, can be identified by particular product lot. We produce our products in quantity lots, many that are sizable, based upon expectations of demand and production economics, however, several of our product lots may be sold over extended periods (several months and sometimes several quarters depending on expiration date of product). When wholesale customers return product, they do not usually specify the original sales date information; therefore, it is not practical for us to match product returns with sales made during a particular reporting period.

The requests for rebates and chargebacks do not provide the product lot number, which is our only method of relating our product sales to a specific time period. As a result, we utilize assumptions based on historical experience to estimate the required reserve for chargebacks and rebates at the end of each reporting period.

We consider a number of quantitative and qualitative assumptions when analyzing and estimating our sales return reserve requirements each reporting period. We utilize historical return experience, product expiration data, competitive developments, product discontinuations, customer acceptance history of new product introductions and estimates of inventory in the distribution channel to estimate product returns. Our estimates of inventory in the distribution channel are based on historical shipment and return information from our accounting records and data on prescriptions filled, which we purchase from IMS Health, Inc., one of the leading providers of prescription-based information. We also utilize projected prescription demand for our products, as well as, written and oral information obtained from certain wholesalers with respect to their inventory levels and our internal information.

In an effort to refine the accuracy of the sales reserves methodology, management periodically reviews the allowances for returns and adjusts our estimates accordingly based on actual experience. In addition, estimated inventory in the distribution channel, customer contract programs and product pricing trends are also considered as part of the periodic review. If, for any reason, actual results differ materially as a result of changes in estimates or estimation methodology, the Company will disclose the impact that such change has for the period reported. This is evidenced by our “Change in Estimate” disclosure on page F-21 of our Form 10-K for the fiscal year ended December 31, 2006. As a result of this process, we believe that the allowance for returns reflected on our balance sheet is fairly stated and the change in the accrual is correctly recorded on our results of operations.

In an effort to continually improve our estimation processes, the Company is expecting to have a mechanism in place by December 31, 2007 which will allow us access to supplemental inventory information at our major wholesalers, which make up the vast majority of our sales (these wholesalers represented approximately 78% of our 2006 revenue). This information will assist us in further refining our estimation process by enhancing our estimates of inventory levels in the distribution channel at the end of any reporting period. Once this information is received, the Company will incorporate this new information into its estimation process, as described above, to ensure that the allowance for returns reflected on our balance sheet is fairly stated and the change in the accrual is correctly recorded on our results of operations.

We do not believe that specific tracking of sales returns by period of originating sales would result in a better estimation process. Information currently available is sufficient to allow us to reasonably estimate the level of product returns expected from current sales activities. Paragraph 6.f. of SFAS 48 “Revenue Recognition When Right of Return Exists,” requires that “the amount of future returns can be reasonably estimated.” Paragraph 20 of SFAS 48 “Revenue Recognition When Right of Return Exists,” further states that “the Board recognizes that detailed record keeping for returns for each product line might be costly in some cases; this Statement permits reasonable aggregations and approximations of product returns.” We believe we are able to make reasonable estimates of expected sales returns, as contemplated by the requirements of SFAS 48 “Revenue Recognition When Right of Return Exists,” based upon the data and monitoring processes described in our July 23, 2007 letter to the Staff.

Our response, in disclosure format, as it would have appeared in our Form 10-K for the fiscal year ended December 31, 2006, is as follows (Please note that any changes/additions to the proposed disclosure documented in our July 23, 2007 letter to the Staff are highlighted in bold text):

Items Deducted From Gross Revenue

Provisions for estimates for product returns and exchanges, sales discounts, chargebacks, managed care and Medicaid rebates and other adjustments are established as a reduction of product sales revenues at the time such revenues are recognized. These deductions from gross revenue are established by us as our best estimate at the time of sale based on historical experience adjusted to reflect known changes in the factors that impact such reserves, including but not limited to, prescription data, industry trends, competitive developments and estimated inventory in the distribution channel. Our estimates of inventory in the distribution channel are based on historical shipment and return information from our accounting records and data on prescriptions filled, which we purchase from IMS Health, Inc., one of the leading providers of prescription-based information. We also utilize projected prescription demand for our products, as well as, written and oral information obtained from certain wholesalers with respect to their inventory levels and our internal information. These deductions from gross revenue are generally reflected either as a direct reduction to accounts receivable through an allowance or as an addition to accrued expenses if the payment is due to a party other than the wholesale or retail customer.

Currently, we are unable to specify if actual returns or credits relate to a sale that occurred in the current period or prior period, and therefore, we cannot currently specify how much of the provision recorded relates to sales made in prior periods. However, we believe the data discussed above is appropriate to allow us to reasonably estimate the level of product returns expected from current sales activities, as well as estimate the level of expected credits associated with rebates or chargebacks.

Our accounting policies for revenue recognition have a significant impact on our reported results and rely on certain estimates that require complex and subjective judgment on the part of our management. If the levels of product returns and exchanges, cash discounts, chargebacks, managed care and Medicaid rebates and other adjustments fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of gross product revenues, our reported net product revenues could be negatively affected.

The following table shows the activity of each reserve, associated with the various sales provisions that serve to reduce our accounts receivable balance or increase our accrued expenses, for the years ended December 31, 2005 and 2006 (dollars in thousands):

				Managed
				Care &
	Product	Sales		Medicaid
	Returns	Discounts	Chargebacks	Rebates
	Reserve	Reserve	Reserve	Reserve	Other	Total

Balance at 12/31/04	$16,336	$1,267	$473	$4,413	$1,699	$24,188

Actual	(69,464)	(7,585)	(4,534)	(18,577)	(4,658)	(104,818)

Provision	69,295	7,662	4,710	20,245	5,379	107,291

Balance at 12/31/05	$16,167	$1,344	$649	$6,081	$2,420	$26,661

Actual	(95,731)	(9,363)	(4,225)	(12,070)	(8,224)	(129,613)

Provision	114,859	9,720	4,023	13,100	11,449	153,151

Balance at 12/31/06	$35,295	$1,701	$447	$7,111	$5,645	$50,199

Product Returns

We account for returns of product by establishing an allowance based on our estimate of revenues recorded for which the related products are expected to be returned in the future. We estimate the rate of future product returns for our established products based on our historical experience, the relative risk of return based on expiration date, and other qualitative factors that could impact the level of future product returns, such as competitive developments, product discontinuations and our introduction of similar new products. Historical experience and the other qualitative factors are assessed on a product-specific basis as part of our compilation of our estimate of future product returns. We also estimate inventory in the distribution channel by monitoring inventories held by our distributors, as well as prescription trends to help us assess the rate of return. We determine our estimates of the sales return accrual for new products primarily based on our historical acceptance of our new product introductions by our customers and product returns experience of similar products, products that have similar characteristics at various stages of their life cycle, and other available information pertinent to the intended use and marketing of the new product. Changes due to our competitors’ price movements have not adversely affected us. We do not provide material pricing incentives to our distributors that are intended to have them assume additional inventory levels beyond what is customary in their ordinary course of business.

Our actual experience and the qualitative factors that we use to determine the necessary accrual for future product returns are susceptible to change based on unforeseen events and uncertainties. We assess the trends that could affect our estimates and make changes to the accrual quarterly when it appears product returns may differ from our original estimates.

The provision for product returns was $114.9 million, or 23.3% of gross product sales, and $69.3 million, or 16.3% of gross product sales, for the year ended December 31, 2006 and 2005, respectively. The reserve for product returns was $35.3 million and $16.2 million as of December 31, 2006 and 2005, respectively. The increase in the provision and the reserve was primarily related to changes in demand for certain of our products during the latter portion of 2006. The largest component of these changes was a decline in demand related to VANOS™ that we experienced during the three months ended December 31, 2006, and as a result we increased our product returns reserve for that period by approximately $8.9 million. The remaining increase was due to declines in demand for some of our more-established products, such as DYNACIN®, LOPROX® and TRIAZ®.

If the 2006 prescription data we used to estimate inventory in the distribution channel changed by 1.0 percent and our historical returns reserve percent were to change by 1.0 percentage point our sales returns reserve at December 31, 2006 would be impacted by approximately $1.1 million and corresponding revenue would be impacted by the same amount.

Sales Discounts

We offer cash discounts to our customers as an incentive for prompt payment, generally approximately 2% of the sales price. We account for cash discounts by establishing an allowance reducing accounts receivable by the full amount of the discounts expected to be taken by the customers. We consider payment performance and adjust the allowance to reflect actual experience and our current expectations about future activity.

The provision for cash discounts was $9.7 million, or 2.0% of gross product sales, and $7.7 million, or 1.8% of gross product sales, for the year ended December 31, 2006 and 2005, respectively. The reserve for cash discounts was $1.7 million and $1.3 million as of December 31, 2006 and 2005, respectively. The increase in the provision was due to an increase in gross product sales. The balance in the reserve for sales discounts at the end of the fiscal year is related to the amount of accounts receivable that is outstanding at that date that is still eligible for the cash discounts to be taken by the customers. The fluctuations in the reserve for sales discounts between periods is normally reflective of increases or decreases in the related eligible outstanding accounts receivable amounts at the comparable dates.

As our customer base is made up primarily of major wholesalers and retail chains, cash discounts have historically become earned by our customers. Therefore, we record a provision and maintain a reserve for the maximum amount of potential cash discounts. If there was a 10.0 percent decrease in the number of customers that earned a cash discount during 2006, the provision for 2006 would have been reduced by approximately $1.0 million and the reserve at December 31, 2006 would have been reduced by approximately $0.2 million.

Contract Chargebacks

We have agreements for contract pricing with several entities, whereby pricing on products is extended below wholesaler list price. These parties purchase products through wholesalers at the lower contract price, and the wholesalers charge the difference between their acquisition cost and the lower contract price back to us. We account for chargebacks by establishing an allowance reducing accounts receivable based on our estimate of chargeback claims attributable to a sale. We determine our estimate of chargebacks based on historical experience and changes to current contract prices. We also consider our claim processing lag time, and adjust the allowance periodically throughout each quarter to reflect actual experience. Although we record an allowance for estimated chargebacks at the time we record the sale (typically when we ship the product), the actual chargeback related to that sale is not processed until the entities purchase the product from the wholesaler. We continually monitor our historical experience and current pricing trends to ensure the liability for future chargebacks is fairly stated.

The provision for contract chargebacks was $4.0 million, or 0.8% of gross product sales, and $4.7 million, or 1.1% of gross product sales, for the year ended December 31, 2006 and 2005, respectively. The reserve for contract chargebacks was $0.4 million and $0.6 million as of December 31, 2006 and 2005, respectively. The decrease in the provision and the reserve was due to a decrease in the number of pricing contracts in place during the comparable periods.

If our estimate for contract chargeback claim activity changed by 10.0 percent our reserve for contract chargebacks would be impacted by approximately $0.1 million and corresponding revenue would be impacted by the same amount.

Managed Care and Medicaid Rebates

Rebates are contractual discounts offered to government programs and private health plans that are eligible for such discounts at the time prescriptions are dispensed, subject to various conditions. We record provisions for rebates by estimating these liabilities as products are sold, based on factors such as timing and terms of plans under contract, time to process rebates, product pricing, sales volumes, amount of inventory in the distribution channel, and prescription trends. We continually monitor historical payment rates and actual claim data to ensure the liability is fairly stated.

The provision for managed care and Medicaid rebates was $13.1 million, or 2.7% of gross product sales, and $20.2 million, or 4.8% of gross product sales, for the year ended December 31, 2006 and 2005, respectively. The reserve for managed care and Medicaid rebates was $7.1 million and $6.1 million as of December 31, 2006 and 2005, respectively. The decrease in the provision was primarily due to a decrease in the amount of Medicaid rebates related to LOPROX®, due to decreasing demand and fewer rebate transactions. The increase in the reserve is due to an increase in the amount of rebates outstanding at the comparable dates.

If the 2006 prescription data used to estimate inventory in the distribution channel changed by 10.0 percent or our historical percentage of sales that generated a rebate were to change by 10.0 percent our reserve for managed care and Medicaid rebates would be impacted by approximately $0.2 million and corresponding revenue would be impacted by the same amount.

Other

In addition to the significant items deducted from gross revenue described above, we deduct other items from gross revenue. For example, we offer consumer rebates on many of our products and we have a consumer loyalty program. We generally account for these other items deducted from gross revenue by establishing an accrual based on our estimate of the adjustments attributable to a sale. We generally base our estimates for the accrual of these items deducted from gross sales on historical experience and other relevant factors. We adjust our accruals periodically throughout each quarter based on actual experience and changes in other factors, if any, to ensure the balance is fairly stated.

The provision for other items deducted from gross revenue, including consumer rebates and our customer loyalty program, was $11.4 million, or 2.3% of gross product sales, and $5.4 million, or 1.3% of gross product sales, for the year ended December 31, 2006 and 2005, respectively. The reserve for other items deducted from gross revenue, including consumer rebates and our customer loyalty program, was $5.6 million and $2.4 million as of December 31, 2006 and 2005, respectively. The increase in the provision and the reserve was primarily due to new consumer rebate programs initiated during 2006 related to our recently FDA approved SOLODYN® and ZIANA™ products and increased sales of RESTYLANE® and participation in the RESTYLANE® customer loyalty program.

If our 2006 estimates of rebate redemption rates and average rebate amounts for our consumer rebate programs changed by 10.0 percent, and our estimates of eligible procedures completed related to our customer loyalty program were to change by 10.0 percent, our reserve for these other items deducted from gross revenue would be impacted by approximately $0.8 million and corresponding revenue would be impacted by the same amount.

Use of Information from External Sources

We use information from external sources to estimate our significant items deducted from gross revenues. Our estimates of inventory in the distribution channel are based on historical shipment and return information from our accounting records and data on prescriptions filled, which we purchase from IMS Health, Inc., one of the leading providers of prescription-based information. We also utilize projected prescription demand for our products, as well as, written and oral information obtained from certain wholesalers with respect to their inventory levels and our internal information. We use the information from IMS Health, Inc. to project the prescription demand for our products. Our estimates are subject to inherent limitations pertaining to reliance on third-party information, as certain third-party information is itself in the form of estimates.

Use of Estimates in Reserves

We believe that our allowances and accruals for items that are deducted from gross revenues are reasonable and appropriate based on current facts and circumstances. It is possible, however, that other parties applying reasonable judgment to the same facts and circumstances could develop different allowance and accrual amounts for items that are deducted from gross revenues. Additionally, changes in actual experience or changes in other qualitative factors could cause our allowances and accruals to fluctuate, particularly with newly launched products. We review the rates and amounts in our allowance and accrual estimates on a quarterly basis. If future estimated rates and amounts are significantly greater than those reflected in our recorded reserves, the resulting adjustments to those reserves would decrease our reported net revenues; conversely, if actual returns, rebates and chargebacks are significantly less than those reflected in our recorded reserves, the resulting adjustments to those reserves would increase our reported net revenues. If we changed our assumptions and estimates, our related reserves would change, which would impact the net revenues we report.

We acknowledge the Company is responsible for the adequacy and accuracy of the disclosures in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning Medicis’ responses set forth herein, please direct them to the undersigned.

Very truly yours,
/s/ Mark A. Prygocki, Sr.

Mark A. Prygocki, Sr.

cc:	Jeffrey Anderson, Ernst & Young LLP Charles K. Ruck, Latham & Watkins LLP